KELLEY DRYE & WARREN LLP
A Limited Liability Partnership
Two Stamford Plaza
281 Tresser Boulevard
Stamford, Connecticut 06901-3229

WRITER’S DIRECT LINE
(203) 351-8107

WRITER’S E-MAIL
        rhedin@kelleydrye.com

February 24, 2006

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, DC 20549-7010
Attention: Ms. Jennifer R. Hardy
                       Legal Branch Chief
                   Mr. Edward M. Kelly
                       Senior Counsel

Re:	Ethan Allen Global, Inc. Ethan Allen Interiors Inc. and Additional Co-Registrants Registration Statement on Form S-4 File No. 333-131539

Ladies and Gentlemen:

        On behalf of Ethan Allen Global, Inc., Ethan Allen Interiors Inc. and the Additional Co-Registrants (collectively “Ethan Allen” or the “Company”), set forth below is the Company’s response to your letter of comment dated February 23, 2006 to Pamela A. Banks, Esq., Vice President, General Counsel and Secretary of the Company, a copy of which is attached hereto for your convenience. The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.

General

    1.        The Company is complying with this comment by submitting a signed letter concurrently with the submission of this comment response letter.

    2.        The Company confirms that the Exchange Offer will be open for a full 20 business days to ensure compliance with Rule 14e-1(a) under the Exchange Act. The Company is also complying with this comment by revising the disclosure accordingly.

Securities and Exchange Commission
February 24, 2006

Summary of the exchange offer, page 6

    3.        The Company has complied with this comment.

Risk Factors, page 13

    4.        The Company has complied with this comment.

Forward Looking Statements, p. 19

    5.        The Company has complied with this comment by deleting references to the Private Securities Litigation Reform Act of 1995.

The Exchange Offer, page 21

    6.        The Company has complied with this comment.

    7.        The Company has complied with this comment.

Extensions, Amendments, page 23

    8.        The Company has complied with this comment. Additionally, the Company confirms that any delay will be consistent with Rule 14e-1(c) under the Exchange Act.

    9.        The Company has complied with this comment.

Procedures for tendering, page 23

    10.        The Company has revised this disclosure.

    11.        The Company has revised the disclosure to delete references to its ability to waive conditions of the offer for a particular noteholder.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes, page 25

    12.        The Company has complied with this comment.

    13.        The Company has complied with this comment.

Return of Initial Notes, page 25

    14.        The Company has complied with this comment.

Conditions of the exchange offer, page 27

    15.        The Company has complied with this comment.

Securities and Exchange Commission
February 24, 2006

    16.        The Company has complied with this comment.

    17.        The Company has complied with this comment.

    18.        The Company has complied with this comment.

    19.        The Company has complied with this comment.

Description of the notes, page 66

    20.        There are no change in control provisions in the notes.

Consolidation, Merger, Amalgamation and Sale of Assets, page 70

    21.        The Company has complied with this comment by providing disclosure of the words’ established meaning under Delaware law.

Certain U.S. Federal Income Tax Considerations, page 81

    22.        The Company has complied with this comment.

U.S. Holders, page 83

    23.        The Company has complied with this comment.

Undertakings, page II-10

    24.        The Company has complied with this comment.

Exhibit 5(a)

    25.        We confirm that we concur with the Staff’s understanding that the reference to the General Corporation Law of Delaware in the fourth paragraph includes the statutory provisions and all applicable provisions of the Delaware Constitution, including judicial decisions interpreting these laws.

    26.        We have complied with this comment.

Signatures, pages II-15 and II-16

    27.        The Company has complied with this requirement.

Other

    28.        The Company notes the comment.

Securities and Exchange Commission
February 24, 2006

        Please contact the undersigned at (203) 351-8107 with any questions you may have regarding the foregoing.

Very truly yours,

/s/ Randi-Jean G. Hedin
Randi-Jean G. Hedin
A Partner

RJH:cdc

cc:	Pamela A. Banks, Esq. M. Ridgway Barker, Esq.

ATTACHMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

           DIVISION OF
CORPORATION FINANCE

February 23, 2006

By facsimile to (203) 327-2669 and U. S. Mail

Pamela A. Banks, Esq.
Vice President, General Counsel, and Secretary
Ethan Allen Global, Inc.
Ethan Allen Drive
Danbury, CT 06811

Re:	Ethan Allen Global, Inc. Ethan Allen Interiors Inc. and Additional Co-registrants Registration Statement on Form S-4 Filed February 3, 2006File No. 333-131539

Dear Ms. Banks:

        We reviewed the filing only for disclosures relating to the exchange offer and have the comments below. No further review of the registration statement has been or will be made.

        We urge all persons by statute responsible for the registration statement ‘s adequacy and accuracy to make certain that all information required under the Securities Act has been included. We remind you to consider applicable requirements for the preliminary prospectus’ distribution.

        Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

        Our review’s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have

Pamela A. Banks, Esq.
February 23, 2006

about the comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1.	Provide in a letter on the letterhead of Ethan Allen Global, Inc. or Ethan Allen and the co-registrants signed by an officer before the registration statement’s effectiveness the requisite exchange offer statements and representations substantially in the form presented in the Morgan Stanley & Co. Incorporated, available June 5, 1991, and Shearman and Sterling, available July 2, 1993, no-action letters.

2.	Provide written confirmation that the exchange offer will be open for a full 20 business days to ensure compliance with Rule 14e-l(a) under the Exchange Act. It appears from disclosure on the prospectus’ outside front cover page and throughout the registration statement, including exhibit 99(a), that the exchange offer could be open for less than the required 20 business days because the exchange offer expires at 5: 00 P. M. instead of midnight on what may be the twentieth business days after it begins. See Q&A 8 in Release No. 34-16623.

Summary of the exchange offer, page 6

3.     Please clarify in the second paragraph that we issued the no-action letters to third parties.

Risk Factors, page 13

4.	The italicized paragraph on page 13 states that “The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our financial condition, results of operations, cash flow or business.” Since Ethan Allen must disclose all risks that it believes are material, delete this language from the italicized paragraph.

Forward Looking Statements, page 19

5.	Since the offering is a tender offer, Ethan Allen is ineligible to rely on the safe harbor. See section 27A(b)(2)(C)of the Securities Act. Delete the reference to the Private Securities Litigation Reform Act of 1995. Alternatively, revise the disclosure to make clear that Ethan Allen is ineligible to rely on the safe harbor.

Pamela A. Banks, Esq.
February 23, 2006

The Exchange Offer, page 21

6.	Identify the initial purchaser in the first paragraph. We note that you reference initial “purchasers” in the second paragraph. Please clarify.

7.	Clarify in the third paragraph that the summary includes the registration rights agreement’s material provisions.

Extensions; Amendments, page 23

8.	We note Ethan Allen’s reservation of the right to delay the initial notes’ acceptance. Clarify in what circumstances Ethan Allen will delay acceptance. For example, if Ethan Allen is referring to the right to delay acceptance only due to an extension of the exchange offer, so state. Confirm for us that any delay will be consistent with Rule 14e-1 (c) under the Exchange Act.

9.	We note Ethan Allen’s reservation of the right to extend the exchange offer. Disclose that the notice will disclose the number of securities tendered as of the notice’s date as required by Rule 14e-1(d)under the Exchange Act.

Procedures for tendering, page 23

10.	Disclosure in the fourth paragraph on page 25 states that Ethan Allen reserves the right to waive any conditions of tender for particular initial notes. Tell us why you believe that it would be appropriate for Ethan Allen to waive conditions of tender such as the condition that no tendering noteholder is an affiliate or a broker-dealer that acquired the initial notes directly from Ethan Allen.

11.	If Ethan Allen reserves the right to waive conditions of the offer for particular noteholders, clarify under what circumstances Ethan Allen would treat noteholders differently.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes, page 25

12.	Except for conditions related to the receipt of governmental approvals necessary to complete the offer, all offer conditions must be satisfied or waived at or before the offer’s expiration, not merely before acceptance of the outstanding notes for exchange. Please revise.

Pamela A. Banks, Esq.
February 23, 2006

13.	Revise to state that Ethan Allen will issue the exchange notes promptly after the exchange offer’s expiration rather than after the initial notes’ acceptance. See Rule 14e-1(c) under the Exchange Act.

Return of Initial Notes, page 25

14.	Revise the language “as promptly as practicable” so that it reads “promptly” in this subsection’s last sentence. See Rule 14e-1(c) under the Exchange Act. Similarly, revise the first paragraph under instruction 2 in exhibit 99(a).

Conditions of the exchange offer, page 27

15.	Disclosure in the first sentence states that Ethan Allen may terminate or amend the exchange offer before the initial notes’ acceptance. Revise to indicate that all conditions to the offer other than those subject to governmental approval must be satisfied or waived before the exchange offer’s expiration, not merely before acceptance of the initial notes for exchange.

16.	Disclosure states that Ethan Allen may determine in its sole judgment whether the offer conditions are satisfied. For example, refer to the first and fifth bullet points. We do not object to the imposition of conditions in a tender offer, provided that they are not within the direct or indirect control of the offer or and are specific and capable of objective verification when satisfied. Thus, we suggest that you revise to clarify that Ethan Allen will make its determination whether a condition has been satisfied in its “reasonable discretion” or “reasonable judgment.” Similarly, revise the language “in our sole discretion” in the third paragraph on page 22.

17.	The bidder may not condition the offer on a factor or factors within its control. Thus, revise the last bullet point on page 28 enumerating the conditions:

o	To clarify with specificity what event or events would trigger the condition.

o	To include an objective standard for the determination of whether the condition has occurred.

18.	Disclosure in the first paragraph on page 28 states that Ethan Allen may assert or waive the conditions “at any time and from time to time.” We think that this statement may suggest conditions to the exchange offer may be asserted or waived after the exchange offer’s expiration. Revise to make clear that all conditions to the exchange offer other than those dependent upon receipt of necessary governmental approvals must be satisfied

Pamela A. Banks, Esq.
February 23, 2006

or waived before the exchange offer’s expiration. Similarly, revise the language “within such time as we determine” in the fourth paragraph on page 25.

19.	Disclosure in the first paragraph on page 28 states that “Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right.” You may not waive implicitly an offer condition by failing to assert it. If you decide to waive a condition, you must announce expressly the decision in a manner reasonably calculated to inform noteholders of the waiver. Please revise.

Description of the Notes, page 66

20.	If applicable, disclose that any repurchase offer made under a change in control provision will comply with any applicable regulations under the United States federal securities laws, including Rule 14e-1 under the Exchange Act.

Consolidation, Merger, Amalgamation and Sale of Assets

21.	Quantify the words “substantially all” as used in reference to Ethan Allen ‘s assets. Alternatively, provide disclosure of the words’ established meaning under applicable state law. If an established meaning is unavailable, provide disclosure of the consequences or effects of the uncertainty on noteholders’ ability to determine whether a sale or other disposition of substantially all of Ethan Allen’s assets has occurred.

Certain U.S. Federal Income Tax Considerations, page 81

22.	Revise to refer to “material” rather than “certain” U. S. federal income tax considerations.

U.S. holders, page 83

23. Delete the word “generally” in the second and third paragraphs because the word “generally” may imply that investors cannot rely on the disclosure.

Undertakings, page II-10

24.	Provide the undertakings required by Item 512(a) of Regulation S-K.

Exhibit 5(a)

25.	Provide written confirmation that counsel concurs with our understanding that the reference to the General Corporation Law of Delaware in the fourth paragraph includes

Pamela A. Banks, Esq.
February 23, 2006

the statutory provisions and all applicable provisions of the Delaware constitution, including judicial decisions interpreting these laws.

26.	Delete the last sentence “We have no obligation to update this opinion for events or changes in law or fact occurring after the date hereof.” Alternatively, file a new opinion immediately before the registration statement’s effectiveness.

Signatures, pages II-15 and II-16

27.	The co-registrants’ principal financial officer and controller or principal accounting officer also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must specify each capacity in which he signs the registration statement. Please revise.

Other

28.	We intend to process concurrently the registration statement and the application for confidential treatment dated September 12, 2005. Before requesting acceleration of the registration statement’s effectiveness, you must resolve any issue concerning the application and file publicly the portions of the credit agreement for which you are not requesting confidential treatment.

Closing

File an amendment to the S-4 in response to the comment. To expedite our review, Ethan Allen may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Ethan Allen thinks that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Ethan Allen and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If Ethan Allen requests acceleration of the registration statement’s effectiveness, Ethan Allen should furnish a letter at the time of the request, acknowledging that:

Pamela A. Banks, Esq.
February 23, 2006

o	Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

o	The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Ethan Allen from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures.

o	Ethan Allen may not assert our comments or the declaration of the registration statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

The Commission’s Division of Enforcement has access to all information that Ethan Allen provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement’s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement’s effectiveness.

You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,

/s/ Jennifer R. Hardy
Jennifer R. Hardy
Legal Branch Chief

Pamela A. Banks, Esq.
February 23, 2006

cc:	M. Ridgway Barker, Esq. Randi-Jean G. Hedin, Esq. Kelley Drye & Warren LLP 2 Stamford Plaza 281 Tresser Boulevard Stamford, CT 06901